Exhibit 99.1

CNH Industrial reports strong second quarter performance

Record consolidated revenues of $6,082 million (up 17.5% compared to Q2 2021 for continuing operations, up 20% at constant currency)

Net income of $552 million, Adjusted Net Income of $583 million, with adjusted diluted EPS of $0.43

Adjusted EBIT of Industrial Activities of $654 million (up $82 million compared to Q2 2021)

Free cash flow generation of $404 million (Industrial Activities)

Board approved additional $300 million share buy-back program

Financial results presented under U.S. GAAP

“Our robust second quarter results highlighted the CNH Industrial team’s focus on execution, as they excelled in both tactically ensuring we continued to meet customer commitments and making notable progress on our strategic initiatives. These considerations and strong price realization contributed to our impressive sales and adjusted diluted EPS growth, up 17.5% and 16.2% respectively. Pricing, volumes, and favorable mix offset significant cost escalation and gross profit increased $174 million year over year. Component shortages again impacted production, resulting in Free Cash Flow of $404 million which, though a tremendous sequential improvement, was still down almost 50% versus Q2 2021. Despite this, we continue to expect to deliver more than $1 billion of free cash flow for 2022.

Looking forward, we have exciting new products to unveil at the upcoming trade shows and our Tech Day late in the year. Raven and our Precision team are making great strides and helping to drive Agriculture’s growth, and Construction Equipment, bolstered by Sampierana, is significantly increasing its profitability. With this ever-stronger foundation, we expect to meet our Full Year guidance, but anticipate a decidedly less advantageous climate for the next several quarters. The strengthening US dollar is impacting soft commodity prices, risking further deterioration in farmer sentiment and income, while we see the likelihood of declining European industrial demand due to the war in Ukraine, energy risk and inflation. In the Americas, steady demand from cash crop customers indicates that the market may be more stable, but overall we are positioning for a recession. Our team has proven that, regardless of the environment, they will continue to execute our strategic priorities and deliver for our customers and shareholders.”

            Scott W. Wine, Chief Executive Officer

2022 Second Quarter Results

(all amounts $ million, comparison vs Q2 2021 continuing operations - unless otherwise stated)

US-GAAP

	Q2 2022	PY(1)	Change	Change at c.c.(3)

Consolidated revenue	6,082	5,174	+17.5%	+20%

of which Net sales of Industrial Activities	5,613	4,778	+17.5%	+20%

Net income	552	514	+38

Diluted EPS $	0.40	0.38	+0.02

Cash flow from operating activities	(271)	560	(831)

Cash and cash equivalents(6)	2,855	3,219	(364)

Gross profit margin of Industrial Activities	22.0%	22.2%	-20bps

NON-GAAP(2)

	Q2 2022	PY(1)	Change

Adjusted EBIT of Industrial Activities	654	572	+82

Adjusted EBIT Margin of Industrial Activities	11.7%	12.0%	-30bps

Adjusted net income	583	507	+76

Adjusted diluted EPS $	0.43	0.37	+0.06

Free Cash flow of Industrial Activities	404	785	(381)

Available liquidity(6)	8,795	9,399	(604)

Adjusted gross margin of Industrial Activities	22.0%	22.2%	-20bps

Net sales of Industrial Activities of $5,613 million, up 17.5% mainly due to favorable price realization, offsetting almost 3% adverse currency conversion.

Adjusted EBIT of Industrial Activities of $654 million ($572 million in Q2 2021), with both segments up year over year. Agriculture adjusted EBIT margin at 14% and Construction at 3.8%.

Adjusted net income of $583 million, with adjusted diluted earnings per share of $0.43 (adjusted net income of $507 million in Q2 2021, with adjusted diluted earnings per share of $0.37).

Gross profit margin of Industrial Activities of 22.0%, (22.2% in Q2 2021) with improvement in Construction despite continued cost pressures.

Reported income tax expense of $228 million and adjusted income tax expense(1) of $185 million, with adjusted effective tax rate (adjusted ETR(1)) of 25.0%,

Free cash flow of Industrial Activities was $404 million. Manufacturing inventories remain high, amid supply chain constraints, while finished goods inventories are lean relative to sales. Total Debt of $20.8 billion at June 30, 2022 ($20.9 billion at December 31, 2021).

Industrial Activities Net Debt(1) position at $1.6 billion, an increase of $438 million from December 31, 2021.

Available liquidity at $8,795 million as of June 30, 2022. In April, CNH Industrial Capital LLC’s 4.375% $500 million notes matured. In May, CNH Industrial Capital LLC issued a 3.950% $500 million notes due in 2025. In May, CNH Industrial paid €379 million (~$412 million) in dividends to shareholders. During the quarter, CNH Industrial received proceeds of $350 million for the sale of the Raven Engineered Films Division.

The Board of Directors approved a $300 million share buyback program to be launched at the completion of the existing $100 million program.

Agriculture

	Q2 2022	Q2 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	4,722	3,970	+19%	+22%

Adjusted EBIT ($ million)	663	582	+81

Adjusted EBIT margin	14.0%	14.7%	-70 bps

In North America, industry volume was flat for tractors over 140 HP and was down 16% for tractors under 140 HP; combines were up 3%. In Europe, Middle East and Africa (EMEA), tractor and combine demand was down 1% and 24%, respectively, with combine demand up when excluding Turkey and Russia. South America tractor demand was up 4% and combine demand was down 14%. Asia Pacific tractor demand was up 11% and combine demand was up 21%.

Net sales were up 19%, due to favorable price realization and better mix, mostly driven by North America and South America.

Gross profit margin was 23.4%, with Gross Profit $150 million higher than in Q2 2021, mainly due to better mix and favorable price realization primarily in North America and South America, partially offset by higher production and raw material costs across all regions.

Adjusted EBIT was $663 million ($582 million for Q2 2021), with Adjusted EBIT margin at 14.0%. The $81 million increase was driven by higher gross profit, partially offset by higher SG&A costs, and increased R&D spend.

Order book in Agriculture was up almost 5% year over year for tractors. Order book for combines was down almost 6%, with declines in North America and South America offset partially by growth in EMEA. At more than 3 times the pre-pandemic levels, order books remain strong in all regions and key products, with the company accepting orders only through Q1 2023 in most regions as cost uncertainties remain.

Construction

	Q2 2022	Q2 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	891	808	+10%	+12%

Adjusted EBIT ($ million)	34	24	+10

Adjusted EBIT margin	3.8%	3.0%	+80 bps

Global industry volume for construction equipment decreased in both Heavy and Light sub-segments, with Heavy down 18% and Light down 12%, mostly driven by a 29% decrease in Light and Heavy equipment demand for Asia Pacific, particularly in China. Demand decreased 3% in North America, 3% in EMEA and increased 22% in South America.

Net sales were up 10%, driven by price realization and contribution from the Sampierana business, partially offset by lower volume in all regions except South America.

Gross profit margin was 13.8%, up 1.4% compared to Q2 2021, mainly due to higher volumes and favorable price realization, partially offset by unfavorable fixed costs absorption and higher freight and raw material costs.

Adjusted EBIT increased $10 million due to favorable volume and mix and positive price realization, partially offset by higher freight and raw material costs and increased SG&A spend. Adjusted EBIT margin at 3.8%.

Construction order book up more than 20% year over year in both Heavy and Light sub-segments, with increases in the North America, EMEA and South America regions.

Financial Services

	Q2 2022	Q2 2021(1)	Change	Change at c.c.(3)

Revenue ($ million)	471	392	+20%	+20%

Net income ($ million)	95	85	+10

Equity at quarter-end ($ million)	2,211	2,185	+26

Retail loan originations ($ million)	2,440	2,407	+1.4%

Revenues were up 20% due to higher used equipment sales, higher base rates in South America and higher average portfolios in all regions, partially offset by lower average retail yields in North America.

Net income increased $10 million to $95 million, primarily as a result of higher recoveries on used equipment sales, higher base rates in South America, and higher average portfolios in all regions, offset by increased income taxes and unfavorable risk costs.

The managed portfolio (including unconsolidated joint ventures) was $21.1 billion as of June 30, 2022 (of which retail was 70% and wholesale 30%), up $0.6 billion compared to June 30, 2021 (up $1.7 billion on a constant currency basis).

The receivable balance greater than 30 days past due as a percentage of receivables was 1.5% (1.5% as of June 30, 2021).

2022 Outlook

The Company is substantially confirming the following 2022 outlook for its Industrial Activities:

•	Net sales(5) up between 12% and 14% year on year including currency translation effects

•	SG&A expenses lower or equal to 7.5% of net sales

•	Free cash flow in excess of $1.0 billion

•	R&D expenses and capital expenditures at around $1.4 billion

Significant uncertainties remain in all regions, linked to rising inflation, geopolitical instability, the war in Ukraine and continuing COVID-19 infection waves, all these factors may affect our forecast for the year.

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

Consolidated revenues of $10,727 million (up 15.7% year on year, up 18% at constant currency), net income of $888 million, with adjusted diluted EPS of $0.70, adjusted EBIT of Industrial Activities of $1,083 million, and free cash flow absorption of $655 million (Industrial Activities).

Results for the Six Months Ended June 30, 2022

(all amounts $ million, comparison vs Q2 2021 continuing operations - unless otherwise stated)

US-GAAP

	Q2 2022	PY(1)	Change	Change at c.c.(3)
Consolidated revenue	10,727	9,270	+15.7%	+18%

of which Net sales of Industrial Activities	9,793	8,472	+15.6%	+18%

Net income	888	877	+11

Diluted EPS $	0.65	0.64	+0.01

Cash flow from operating activities	(1,158)	801	(1,959)

Cash and cash equivalents(7)	2,855	5,044	(2,189)

Gross profit margin of Industrial Activities	21.8%	22.0%	-20bps

NON-GAAP(2)

	Q2 2022	PY(1)	Change

Adjusted EBIT of Industrial Activities	1,083	965	+118

Adjusted EBIT Margin of Industrial Activities	11.1%	11.4%	-30bps

Adjusted net income	961	859	+102

Adjusted diluted EPS $	0.70	0.63	+0.07

Free Cash flow of Industrial Activities	(655)	772	(1,427)

Available liquidity(7)	8,795	10,521	(1,726)

Adjusted gross margin of Industrial Activities	22.1%	22.0%	+10bps

Agriculture

	YTD Q2 2022	YTD Q2 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	8,099	7,008	+16%	+18%

Adjusted EBIT ($ million)	1,089	981	+108

Adjusted EBIT margin	13.4%	14.0%	-60bps

Construction

	YTD Q2 2022	YTD Q2 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	1,694	1,464	+16%	+17%

Adjusted EBIT ($ million)	66	49	+17

Adjusted EBIT margin	3.9%	3.3%	+60bps

Financial Services

	YTD Q2 2022	YTD Q2 2021(1)	Change	Change at c.c.(3)

Revenues ($ million)	937	789	+19%	+19%

Net income ($ million)	177	163	+14

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

1.

Effective January 1, 2022, the Iveco Group business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. and Iveco Group became a public listed company independent from CNH Industrial. Accordingly, that business is presented as discontinued operations beginning in the first quarter of 2022. The Company has reclassified the financial results of Iveco Group to Net income (loss) from discontinued operations in the Condensed Consolidated Statements of Operations for all periods presented. The Company has reclassified the related assets and liabilities as Assets held for distribution and Liabilities held for distribution on the Condensed Consolidated Balance Sheets as of December 31, 2021. Cash flows from the Company’s discontinued operations are presented in the Condensed Consolidated Statements of Cash Flows for all periods. All comparative figures shown exclude the results of the discontinued operations.

2.

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

3.	c.c. means at constant currency.

4.

Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe, Middle East and Africa; (3) South America and (4) Asia Pacific. The geographic designations have the following meanings:

a.     North America: United States, Canada, and Mexico;

b.     Europe, Middle East, and Africa: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East;

c.     South America: Central and South America, and the Caribbean Islands; and

d.     Asia Pacific: Continental Asia (including the Indian subcontinent) and Oceania.

5.	Net sales reflecting the exchange rate of 1.05 EUR/USD

6.	Comparison vs. March 31, 2022

7.	Comparison vs. December 31, 2021

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Adjusted Gross Profit Margin of Industrial Activities: is computed by dividing Net sales less Cost of goods sold, as adjusted by non-recurring items, by Net sales.

•

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities, net receivables/payables with Iveco Group N.V. and other current financial assets (primarily current securities, short-term deposits and investments in instruments of high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by the war in the Ukraine and COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference Call and Webcast

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present second quarter 2022 results to financial analysts and institutional investors. The call can be followed live online at https://bit.ly/CNH_Industrial_Q2_2022 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London, July 29, 2022

CONTACTS

Media Inquiries – Laura Overall Tel +44 207 925 1964 or Rebecca Fabian Tel +1 312 515 2249 (Email mediarelations@cnhind.com)

Investor Relations – Noah Weiss Tel +1 773 896 5242 or Federico Pavesi Tel +39 345 605 6218

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Three Months Ended June 30,		Six Months Ended June 30,

($ million)	2022	2021	2022	2021

Revenues

Net sales	5,613	4,778	9,793	8,472

Finance, interest and other income	469	396	934	798

TOTAL REVENUES	6,082	5,174	10,727	9,270

Costs and Expenses

Cost of goods sold	4,377	3,716	7,663	6,612

Selling, general and administrative expenses	424	355	802	674

Research and development expenses	212	164	396	296

Restructuring expenses	6	5	8	6

Interest expense	162	137	300	290

Other, net	148	156	331	298

TOTAL COSTS AND EXPENSES	5,329	4,533	9,500	8,176

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	753	641	1,227	1,094

Income tax (expense) benefit	(228)	(152)	(387)	(268)

Equity in income (loss) of unconsolidated subsidiaries and affiliates	27	25	48	51

Net income (loss) from continuing operations	552	514	888	877

Net income (loss) from discontinued operations	—	185	—	247

NET INCOME (LOSS)	552	699	888	1,124

Net income attributable to noncontrolling interests	4	9	7	26

NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	548	690	881	1,098

Basic earnings (loss) per share attributable to common shareholders (in $)

Continuing operations	0.40	0.38	0.65	0.64

Discontinued operations	—	0.13	—	0.17

Basic earnings per share attributable to CNH Industrial N.V.	0.40	0.51	0.65	0.81

Diluted earnings (loss) per share attributable to common shareholders (in $)

Continuing operations	0.40	0.38	0.65	0.64

Discontinued operations	—	0.13	—	0.17

Diluted earnings per share attributable to CNH Industrial N.V.	0.40	0.51	0.65	0.81

Average shares outstanding (in millions)

Basic	1,355	1,354	1,355	1,354

Diluted	1,360	1,361	1,360	1,360

Cash dividends declared per common share	0.302	0.132	0.302	0.132

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2021 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021

(Unaudited, U.S.-GAAP)

($ million)	June 30, 2022	December 31, 2021

ASSETS

Cash and cash equivalents	2,855	5,044

Restricted cash	729	801

Financing receivables, net	16,537	15,376

Receivables from Iveco Group N.V.	281	—

Inventories, net	5,473	4,216

Property, plant and equipment, net and equipment under operating lease	3,043	3,213

Intangible assets, net	4,435	4,417

Other receivables and assets	2,295	2,803

Assets held for distribution	—	13,546

TOTAL ASSETS	35,648	49,416

LIABILITIES AND EQUITY

Debt	20,817	20,897

Payables to Iveco Group N.V.	73	502

Other payables and liabilities	8,915	9,272

Liabilities held for distribution	—	11,892

Total Liabilities	29,805	42,563

Redeemable noncontrolling interest	49	45

Equity	5,794	6,808

TOTAL LIABILITIES AND EQUITY	35,648	49,416

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2021, included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Six Months Ended June 30,

($ million)	2022	2021

Net income (loss)	888	1,124

Less: Net income (loss) of Discontinued Operations	—	247

Net income (loss) of Continuing Operations	888	877

Adjustments to reconcile net income (loss) from Continuing Operations to net cash provided by (used in) operating activities from Continuing Operations:	(2,046)	(76)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(1,158)	801

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	570

TOTAL NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,158)	1,371

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(1,000)	(612)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	(153)

TOTAL NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,000)	(765)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	72	(1,111)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	(370)

TOTAL NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	72	(1,481)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(175)	(170)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(2,261)	(1,045)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,845	9,629

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	3,584	8,584

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (Discontinued Operations)	—	680

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (Continuing Operations)	3,584	7,904

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2021 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the three months ended June 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Three Months Ended June 30, 2022					Three Months Ended June 30, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues

Net sales	5,613	—	—		5,613	4,778	—	—		4,778

Finance, interest and other income	15	471	(17	) (2)	469	14	392	(10	) (2)	396

TOTAL REVENUES	5,628	471	(17)		6,082	4,792	392	(10)		5,174

Costs and Expenses

Cost of goods sold	4,377	—	—		4,377	3,716	—	—		3,716

Selling, general and administrative expenses	381	43	—		424	333	22	—		355

Research and development expenses	212	—	—		212	164	—	—		164

Restructuring expenses	6	—	—		6	5	—	—		5

Interest expense	50	129	(17	) (3)	162	45	102	(10	) (3)	137

Other, net	(21)	169	—		148	(4)	160	—		156

TOTAL COSTS AND EXPENSES	5,005	341	(17)		5,329	4,259	284	(10)		4,533

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	623	130	—		753	533	108	—		641

Income tax (expense) benefit	(190)	(38)	—		(228)	(126)	(26)	—		(152)

Equity in income (loss) of unconsolidated subsidiaries and affiliates	24	3	—		27	22	3	—		25

NET INCOME (LOSS) Continuing Operations	457	95	—		552	429	85	—		514

NET INCOME (LOSS) Discontinued Operations	—	—	—		—	171	14	—		185

NET INCOME (LOSS)	457	95	—		552	600	99	—		699

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.

(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the six months ended June 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Six Months Ended June 30, 2022					Six Months Ended June 30, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

Revenues

Net sales	9,793	—	—		9,793	8,472	—	—		8,472

Finance, interest and other income	25	937	(28)	(2)	934	27	789	(18)	(2)	798

TOTAL REVENUES	9,818	937	(28)		10,727	8,499	789	(18)		9,270

Costs and Expenses

Cost of goods sold	7,663	—	—		7,663	6,612	—	—		6,612

Selling, general and administrative expenses	710	92	—		802	619	55	—		674

Research and development expenses	396	—	—		396	296	—	—		296

Restructuring expenses	8	—	—		8	6	—	—		6

Interest expense	95	233	(28)	(3)	300	98	210	(18)	(3)	290

Other, net	(38)	369	—		331	(17)	315	—		298

TOTAL COSTS AND EXPENSES	8,834	694	(28)		9,500	7,614	580	(18)		8,176

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	984	243	—		1,227	885	209	—		1,094

Income tax (expense) benefit	(313)	(74)	—		(387)	(216)	(52)	—		(268)

Equity in income (loss) of unconsolidated subsidiaries and affiliates	40	8	—		48	45	6	—		51

NET INCOME (LOSS) Continuing Operations	711	177	—		888	714	163	—		877

NET INCOME (LOSS) Discontinued Operations	—	—	—		—	220	27	—		247

NET INCOME (LOSS)	711	177	—		888	934	190	—		1,124

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.

(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets as of June 30, 2022 and December 31, 2021

(Unaudited, U.S.-GAAP)

	June 30, 2022					December 31, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

ASSETS

Cash and cash equivalents	2,430	425	—		2,855	4,386	658	—		5,044

Restricted cash	144	585	—		729	128	673	—		801

Financing receivables, net	694	16,691	(848)	(2)	16,537	199	15,508	(331)	(2)	15,376

Receivables from Iveco Group N.V.	220	61	—		281	—	—	—		—

Inventories, net	5,455	18	—		5,473	4,187	29	—		4,216

Property, plant and equipment, net and equipment on operating lease	1,458	1,585	—		3,043	1,504	1,709	—		3,213

Intangible assets, net	4,273	162	—		4,435	4,255	162	—		4,417

Other receivables and assets	2,305	478	(488)	(3)	2,295	2,656	345	(198)	(3)	2,803

Assets held for distribution	—	—	—		—	9,814	4,543	(811)		13,546

TOTAL ASSETS	16,979	20,005	(1,336)		35,648	27,129	23,627	(1,340)		49,416

LIABILITIES AND EQUITY

Debt	4,997	16,668	(848)	(2)	20,817	5,485	15,743	(331)	(2)	20,897

Payables to Iveco Group N.V.	8	65	—		73	334	168	—		502

Other payables and liabilities	8,342	1,061	(488)	(3)	8,915	8,426	1,044	(198)	(3)	9,272

Liabilities held for distribution	—	—	—		—	8,985	3,718	(811)		11,892

Total Liabilities	13,347	17,794	(1,336)		29,805	23,230	20,673	(1,340)		42,563

Redeemable noncontrolling interest	49	—	—		49	45	—	—		45

Equity	3,583	2,211	—		5,794	3,854	2,954	—		6,808

TOTAL LIABILITIES AND EQUITY	16,979	20,005	(1,336)		35,648	27,129	23,627	(1,340)		49,416

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.

(3)

This item primarily represents the reclassification of deferred tax assets/liabilities in the same taxing jurisdiction and elimination of intercompany activity between Industrial Activities and Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows for the six months ended June 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Six months ended June 30, 2022					Six months ended June 30, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations	(3)	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	(3)	Consolidated

Net income (loss)	711	177	—		888	934	190	—		1,124

Less: Net income (loss) of Discontinued Operations	—	—	—		—	220	27	—		247

Net income (loss) of Continuing Operations	711	177	—		888	714	163	—		877

Adjustments to reconcile net income (loss) from Continuing Operations to net cash provided by (used in) operating activities from Continuing Operations:	(1,192)	(764)	(90)	(2)	(2,046)	167	(163)	(80)		(76)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(481)	(587)	(90)		(1,158)	881	—	(80)		801

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	—	—		—	342	230	(2)		570

TOTAL NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(481)	(587)	(90)		(1,158)	1,223	230	(82)		1,371

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(764)	(236)	—		(1,000)	(363)	(255)	6		(612)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	—	—		—	(280)	125	2		(153)

TOTAL NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(764)	(236)	—		(1,000)	(643)	(130)	8		(765)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(513)	495	90		72	(1,077)	(108)	74		(1,111)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	—	—		—	(20)	(350)	—		(370)

TOTAL NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(513)	495	90	(4)	72	(1,097)	(458)	74		(1,481)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(182)	7	—		(175)	(168)	(2)	—		(170)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,940)	(321)	—		(2,261)	(685)	(360)	—		(1,045)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,514	1,331	—		5,845	8,116	1,513	—		9,629

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	2,574	1,010	—		3,584	7,431	1,153	—		8,584

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (DISCONTINUED OPERATIONS)	—	—	—		—	561	119	—		680

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (CONTINUING OPERATIONS)	2,574	1,010	—		3,584	6,870	1,034	—		7,904

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.

(3)	This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.

(4)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

Other Supplemental Financial Information (Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP

($ million)	Three Months ended June 30, 2022

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				552

Less: Consolidated Income tax (expense) benefit				(228)

Consolidated Income before taxes				780

Less: Financial Services

Financial Services Net income				95

Financial Services Income taxes				38

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				35

Foreign exchange (gains) losses, net				(13)

Finance and non-service component of Pension and other post-employment benefit costs(1)				(40)

Adjustments for the following Industrial Activities items:

Restructuring expenses	3	3	—	6

Other discrete items(2)	—	—	19	19

Adjusted EBIT of Industrial Activities	663	34	(43)	654

	Three Months ended June 30, 2021

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				699

Less: Consolidated Net Income (loss) of Discontinued Operations				185

Consolidated Net income (loss) of Continuing Operations				514

Less: Consolidated Income tax (expense) benefit				(152)

Consolidated Income (loss) before taxes (continuing operations)				666

Less: Financial Services

Financial Services Net income				85

Financial Services Income taxes				26

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				31

Foreign exchange (gains) losses, net				4

Finance and non-service component of Pension and other post-employment benefit costs(1)				(35)

Adjustments for the following Industrial Activities items:

Restructuring expenses	2	3	—	5

Other discrete items(2)	—	—	12	12

Adjusted EBIT of Industrial Activities	582	24	(34)	572

(1)

In the three months ended June 30, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over the 4 years of the $101 million positive impact from the 2021 modifications of a healthcare plan in the U.S. In the three months ended June 30, 2021, this item includes the pre-tax gain of $30 million as a result of the 2018 modification.

(2)

In the three months ended June 30, 2022, this item included $16 million related to the activity of the Raven segments held for sale, including the loss on the sale of the Engineered Films division. In the three months ended June 30, 2021, this item included $8 million separation costs in connection with the spin-off of the Iveco Group business.

Other Supplemental Financial Information (Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under US-GAAP

($ million)	Six Months ended June 30, 2022

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				888

Less: Consolidated Income tax (expense) benefit				(387)

Consolidated Income before taxes				1,275

Less: Financial Services

Financial Services Net income				177

Financial Services Income taxes				74

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				70

Foreign exchange (gains) losses, net				—
Finance and non-service component of Pension and other post-employment benefit costs(1)				(77)

Adjustments for the following Industrial Activities items:

Restructuring expenses	5	3	—	8

Other discrete items(2)	—	—	58	58

Adjusted EBIT of Industrial Activities	1,089	66	(72)	1,083

	Six Months ended June 30, 2021

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				1,124

Less: Consolidated Net Income (loss) of Discontinued Operations				247

Consolidated Net income (loss) of Continuing Operations				877

Less: Consolidated Income tax (expense) benefit				(268)

Consolidated Income (loss) before taxes (continuing operations)				1,145

Less: Financial Services

Financial Services Net income				163

Financial Services Income taxes				52

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				71

Foreign exchange (gains) losses, net				15

Finance and non-service component of Pension and other post-employment benefit costs(1)				(70)

Adjustments for the following Industrial Activities items:

Restructuring expenses	4	2	—	6

Other discrete items(2)	—	—	13	13

Adjusted EBIT of Industrial Activities	981	49	(65)	965

(1)

In the six months ended June 30, 2022, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $12 million as a result of the amortization over the 4 years of the $101 million positive impact from the 2021 modifications of a healthcare plan in the U.S. In the six months ended June 30, 2021, this item includes the pre-tax gain of $60 million as a result of the 2018 modification.

(2)

In the six months ended June 30, 2022, this item included $44 million of asset write-downs, $6 million of separation costs incurred in a connection with our spin-off of the Iveco Group Business and $8 million related to the activity of the Raven segments held for sale, including the loss on the sale of the Engineered Films division. In the six months ended June 30, 2021, this item included $9 million separation costs in connection with the spin-off of the Iveco Group business.

Other Supplemental Financial Information (Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under US-GAAP

($ million)	Consolidated		Industrial Services		Financial Services

	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

Third party (debt)	(20,817)	(20,897)	(4,828)	(5,335)	(15,989)	(15,562)

Intersegment notes payable	—	—	(169)	(150)	(679)	(181)

Payable to Iveco Group N.V.(4)	(73)	(3,986)	(8)	(3,764)	(65)	(222)

Total (Debt)(1)	(20,890)	(24,883)	(5,005)	(9,249)	(16,733)	(15,965)

Cash and cash equivalents	2,855	5,044	2,430	4,386	425	658

Restricted cash	729	801	144	128	585	673

Intersegment notes receivable	—	—	679	181	169	150

Receivables from Iveco Group N.V.(4)	281	3,484	220	3,430	61	54

Other current financial assets(2)	1	1	1	1	—	—

Derivatives hedging debt	(33)	(3)	(33)	(3)	—	—

Net Cash (Debt)(3)	(17,057)	(15,556)	(1,564)	(1,126)	(15,493)	(14,430)

(1)

Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $169 million and $150 million as of June 30, 2022 and December 31, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $679 million and $181 million as of June 30, 2022 and December 31, 2021, respectively.

(2)	This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)

The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was ($510) million and ($31) million as of June 30, 2022 and December 31, 2021, respectively.

(4)	For December 31, 2021, this item is shown net on the CNH Industrial balance sheet.

Reconciliation of Cash and cash equivalents to Available liquidity under US-GAAP

($ million)	June 30, 2022	March 31, 2022	December 31, 2021

Cash and cash equivalents	2,855	3,219	5,044

Restricted cash	729	842	801

Undrawn committed facilities	5,002	5,087	5,177

Receivables from Iveco Group N.V.	281	297	3,484

Payables to Iveco Group N.V.	(73)	(47)	(3,986)

Other current financial assets(1)	1	1	1

Available liquidity	8,795	9,399	10,521

(1)	This item includes short-term deposits and investments towards high-credit rating counterparties.

Other Supplemental Financial Information (Unaudited)

Change in Net Cash (Debt) of Industrial Activities under US-GAAP

Six Months ended June 30,			Three Months ended June 30,

2022	2021	($ million)	2022	2021

(1,126)	(893)	Net Cash (Debt) of Industrial Activities at beginning of period	(2,086)	(688)

1,083	965	Adjusted EBIT of Industrial Activities	654	572

166	146	Depreciation and Amortization	84	74

1	1	Depreciation of assets under operating leases	—	1

(316)	(179)	Cash interest and taxes	(196)	(125)

100	144	Changes in provisions and similar(1)	199	173

(1,550)	(211)	Change in working capital	(254)	121

(516)	866	Operating cash flow of Industrial Activities – Continuing operations	487	816

(137)	(105)	Investments in property, plant and equipment, and intangible assets	(84)	(69)

(2)	11	Other changes	1	38

(655)	772	Free cash flow of Industrial Activities – Continuing operations	404	785

(455)	(183)	Capital increases and dividends(3)	(434)	(182)

672	156	Currency translation differences and other(2)	552	(63)

(438)	745	Change in Net Cash (Debt) of Industrial Activities – Continuing operations	522	540

(1,564)	(148)	Net Cash (Debt) of Industrial Activities at end of period	(1,564)	(148)

(1)	Including other cash flow items related to operating lease.

(2)

In the three and six months ended June 30, 2022 this item also includes the proceed of Raven Engineered Films Division for $350 million. In the six months ended June 30, 2021, this item also includes the charge of $8 million related to the repurchase of notes.

(3)	In the three and six months ended June 30, 2022, this item also includes share buy-back transactions.

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under US-GAAP

Six Months ended June 30,			Three Months ended June 30,

2022	2021	($ million)	2022	2021

(1,158)	801	Net cash provided by (used in) Operating Activities (Continuing Operations)	(271)	560

677	80	Less: Cash flows from Operating Activities of Financial Services net of eliminations	773	256

(29)	(7)	Change in derivatives hedging debt of Industrial Activities and other	(11)	5

(6)	(8)	Investments in assets sold under operating lease assets of Industrial Activities	(4)	(5)

(516)	866	Operating cash flow of Industrial Activities	487	816

(137)	(105)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(84)	(69)

(2)	11	Other changes(1)	1	38

(655)	772	Free cash flow of Industrial Activities	404	785

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Other Supplemental Financial Information (Unaudited)

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and Income tax (expense) benefit and calculation of
Adjusted diluted EPS and Adjusted ETR under US-GAAP

Six Months ended June 30,			Three Months ended June 30,

2022	2021	($ million)	2022	2021

888	877	Net income (loss) – Continuing Operations	552	514

9	(34)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	(12)	(13)

64	16	Adjustments impacting Income tax (expense) benefit (b)	43	6

961	859	Adjusted net income (loss)	583	507

954	855	Adjusted net income (loss) attributable to CNH Industrial N.V.	579	506

1,360	1,360	Weighted average shares outstanding – diluted (million)	1,360	1,361

0.70	0.63	Adjusted diluted EPS ($)	0.43	0.37

1,227	1,094	Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	753	641

9	(34)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	(12)	(13)

1,236	1,060	Adjusted income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	741	628

(387)	(268)	Income tax (expense) benefit	(228)	(152)

64	16	Adjustments impacting Income tax (expense) benefit (b)	43	6

(323)	(252)	Adjusted income tax (expense) benefit (B)	(185)	(146)

26.1%	23.7%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	25.0%	23.2%

		a) Adjustments impacting Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates

8	5	Restructuring expenses	5	5

—	8	Loss on repurchase of notes	—	—

(60)	(60)	Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S.	(30)	(30)

(12)	—	Pre-tax gain related to the 2021 modification of a healthcare plan in the U.S.	(6)	—

44	—	Asset write-down: Industrial Activities, Russia Operations	—	—

15	—	Asset write-down: Financial Services, Russia Operations	—	—

6	9	Spin related costs	3	8

—	4	Other discrete items	—	4

8	—	Activity of the Raven Segments held for sale, including loss on sale of the Engineered Films Division	16	—

9	(34)	Total	(12)	(13)

		b) Adjustments impacting Income tax (expense) benefit

61	14	Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates(1)	39	7

3	2	Other	4	(1)

64	16	Total	43	6

(1)	Includes $12 million of increase to the valuation allowances on historical deferred tax assets as a result of the suspension of operations in Russia.

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Adjusted gross profit to gross profit under US-GAAP

Six Months ended June 30,			Three Months ended June 30,

2022	2021	($ million)	2022	2021
9,793	8,472	Net Sales (A)	5,613	4,778

7,663	6,612	Cost of goods sold	4,377	3,716

2,130	1,860	Gross profit (B)	1,236	1,062

34	—	Asset write down (Russia operations)	—	—

2,164	1,860	Adjusted gross profit (C)	1,236	1,062

21.8%	22.0%	Gross profit margin (B ÷ A)	22.0%	22.2%

22.1%	22.0%	Adjusted gross profit margin (C ÷ A)	22.0%	22.2%

Revenues by Segment under EU-IFRS

Six Months ended June 30,				Three Months ended June 30,

2022	2021	% Change	($ million)	2022	2021	% Change

8,099	7,018	15.4%	Agriculture	4,722	3,979	18.7%

1,694	1,464	15.7%	Construction	891	808	10.3%

—	(1)	—	Eliminations and other	—	(1)	—

9,793	8,481	15.5%	Total Industrial Activities of Continuing Operations	5,613	4,786	17.3%

933	786	18.7%	Financial Services	468	390	20.0%

(19)	(12)	58.3%	Eliminations and other	(11)	(7)	—

10,707	9,255	15.7%	Total of Continuing Operations	6,070	5,169	17.4%

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS

	Three Months ended June 30,

	2022	2021	$ Change	2022 adjusted EBIT margin	2021 adjusted EBIT margin
Agriculture	662	573	89	14.0%	14.4%

Construction	31	23	8	3.5%	2.8%

Unallocated items, eliminations and other	(43)	(37)	(6)	—	—

Adjusted EBIT of Industrial Activities of Continuing Operations	650	559	91	11.6%	11.7%

(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS

	Six Months ended June 30,

	2022	2021	$ Change	2022 adjusted EBIT margin	2021 adjusted EBIT margin
Agriculture	1,083	963	120	13.4%	13.7%

Construction	61	47	14	3.6%	3.2%

Unallocated items, eliminations and other	(73)	(71)	(2)	—	—

Adjusted EBIT of Industrial Activities of Continuing Operations	1,071	939	132	10.9%	11.1%

(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Other Supplemental Financial Information

(Unaudited)

Other key data under EU-IFRS

	June 30, 2022	March 31, 2022	December 31, 2021
Total Assets	36,403	37,272	51,122

Total Equity	6,428	6,258	8,426

Equity attributable to CNH Industrial N.V.	6,421	6,251	8,393

Net Cash (Debt) of Continuing Operations	(17,422)	(17,454)	(15,840)

Net Cash (Debt) of Discontinued Operations	—	—	(1,480)

Net Cash (Debt) of CNH Industrial	(17,422)	(17,454)	(17,320)

of which Net Cash (Debt) of Industrial Activities(1) of Continuing Operations	(1,892)	(2,452)	(1,374)

of which Net Cash (Debt) of Industrial Activities(1) of Discontinued Operations	—	—	1,204

of which Net Cash (Debt) of Industrial Activities(1)	(1,892)	(2,452)	(170)

Net Income of Financial Services of Continuing Operations	159	73	357

Net Income of Financial Services of Discontinued Operations	—	—	71

Net Income of Financial Services of CNH Industrial Pre-Demerger	159	73	428

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation US-GAAP to EU-IFRS

Six Months ended June 30,			Three Months ended June 30,

2022	2021	($ million)	2022	2021
888	877	Net income (loss) in accordance with U.S. GAAP	552	514

		Adjustments to conform with EU-IFRS:

(11)	(20)	Development costs	(4)	(9)

(108)	(66)	Other adjustments(1)	(56)	(35)

22	16	Tax impact on adjustments and other income tax differences	11	6

(97)	(70)	Total adjustments	(49)	(38)

791	807	Profit (loss) in accordance with EU-IFRS	503	476

(1)	This item also includes the different accounting impacts from the modifications of a healthcare plan in the U.S.

Total Equity reconciliation US-GAAP to EU-IFRS

	June 30, 2022	March 31, 2022	December 31, 2021

Total Equity under U.S. GAAP	5,794	5,609	6,808

Adjustments to conform with EU-IFRS:

Development costs	751	783	2,058

Other adjustments	45	41	28

Tax impact on adjustments and other income tax differences	(162)	(175)	(468)

Total adjustments	634	649	1,618

Total Equity under EU-IFRS	6,428	6,258	8,426

Other Supplemental Financial Information (Unaudited)

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six months Ended June 30, 2022			Six months Ended June 30, 2021

	Average	At June 30	At December 31, 2021	Average	At June 30,
Euro	0.915	0.963	0.883	0.830	0.841

Pound sterling	0.770	0.826	0.742	0.720	0.722

Swiss franc	0.944	0.959	0.912	0.908	0.924

Polish zloty	4.239	4.506	4.059	3.764	3.804

Brazilian real	5.082	5.279	5.571	5.384	4.969

Canadian dollar	1.271	1.292	1.271	1.247	1.239

Turkish lira	14.870	16.738	13.450	7.900	8.685

Condensed Consolidated Income Statement for the three and six months ended June 30, 2022 and 2021

(Unaudited, EU-IFRS)	Three Months Ended June 30,		Six Months Ended June 30,

($ million)	2022	2021	2022	2021
Net revenues	6,070	5,169	10,707	9,255

Cost of sales	4,685	3,975	8,294	7,134

Selling, general and administrative costs	414	355	772	664

Research and development costs	219	175	412	319

Result from investments:

Share of the profit/(loss) of investees accounted for using the equity method	28	27	50	53

Restructuring costs	6	7	8	8

Other income/(expenses)	(30)	(32)	(39)	(45)

Financial income/(expenses)	(24)	(30)	(76)	(79)

PROFIT/(LOSS) BEFORE TAXES	720	622	1,156	1,059

Income tax (expense) benefit	(217)	(146)	(365)	(252)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	503	476	791	807

PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	—	90	—	172

PROFIT/(LOSS) FOR THE PERIOD	503	566	791	979

PROFIT/(LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS ATTRIBUTABLE TO:

Owners of the parent	499	475	784	803

Non-controlling interests	4	1	7	4

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.37	0.41	0.58	0.70

Basic earnings/(loss) per common share from continuing operations	—	0.35	—	0.59

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.37	0.41	0.58	0.70

Diluted earnings/(loss) per common share from continuing operations	—	0.35	—	0.59

Other Supplemental Financial Information (Unaudited)

Condensed Consolidated Statement of Financial Position as of June 30, 2022 and December 31, 2021

(Unaudited, EU-IFRS)

($ million)	June 30, 2022	December 31, 2021

ASSETS

Intangible assets	5,141	5,159

Property, plant and equipment and Leased assets	3,294	3,435

Inventories	5,533	4,228

Receivables from financing activities	16,871	15,443

Cash and cash equivalents	3,584	5,845

Other receivables and assets	1,980	2,535

Assets held for distribution(*)	—	14,477

TOTAL ASSETS	36,403	51,122

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	6,421	8,393

Non-controlling interests	7	33

Total Equity	6,428	8,426

Debt	21,199	21,689

Other payables and liabilities	8,776	9,148

Liabilities held for distribution(*)	—	11,859

Total Liabilities	29,975	42,696

TOTAL EQUITY AND LIABILITIES	36,403	51,122

Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2022 and 2021

(Unaudited, EU-IFRS)

($ million)	June 30, 2022	June 30, 2021

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,845	9,629

Profit/(loss) from Continuing Operations	791	807

Adjustment to reconcile profit/(loss) from Continuing Operation to cash flows from/(used in) operating activities from Continuing Operations	(1,055)	395

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(264)	1,202

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	219

TOTAL	(264)	1,421

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(1,936)	(988)

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	244

TOTAL	(1,936)	(744)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	116	(1,135)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	(414)

TOTAL	116	(1,549)

Translation exchange differences	(177)	(173)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(2,261)	(1,045)

Less:

CASH AND EQUIVALENTS AT END OF THE PERIOD – INCLUDED WITHIN ASSETS HELD FOR DISTRIBUTION AT THE END OF THE PERIOD	—	680

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3,584	7,904

Notes:

(*)  The 2021 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the quarter ended June 30, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.